OBM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Dutchess Holdings Corp.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

April 9, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
NLBDIT 2010 Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 5,000,000

	6.	Shared Voting Power

	7.	Sole Dispositive Power 5,000,000.

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100%.(1)

12.	Type of Reporting Person (See Instructions) OO.(Limited Liability Company)

(1)	Based on 5,000,000 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Nathan Low 2008 Irrevocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 5,000,000.(1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 5,000,000 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100%.(2)

12.	Type of Reporting Person (See Instructions) OO

(1) Represents the 5,000,000 shares of common stock owned of record by NLBDIT 2010 Services, LLC. ("NLBDIT Services") and beneficially by The Nathan Low 2008 Irrevocable Trust ("Low Trust").

(2) Based on 5,000,000 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Nathan A. Low

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 5,000,000.(1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 5,000,000 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100%.(2)

12.	Type of Reporting Person (See Instructions) IN

(1) Represents the 5,000,000 shares of common stock owned of record by NLBDIT Services and beneficially by the Low Trust.

(2) Based on 5,000,000 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

Item 1.

(a)	The name of the issuer is Dutchess Holdings Corp. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at c/o Samir Masri CPA Firm P.C., 175 Great Neck Rd, Suite 403, Great Neck, NY 11021.

Item 2.

(a) The names of the reporting persons are NLBDIT 2010 Services, LLC, The Nathan Low 2008 Irrevocable Trust and Nathan A. Low (the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o Sunrise Securities Corp., 600 Lexington Avenue, 23rd Floor, New York, NY 10022.

(c) NLBDIT Services and the Low Trust were formed in Nevada. Nathan A. Low is a citizen of the United States of America.

(d) This Schedule 13G relates to common stock, par value $.0001 per share (the “Common Stock”), of the Issuer.

(e) Not applicable.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

NLBDIT Services owns of record an aggregate of 5,000,000 shares of Common Stock of the Issuer, representing 100% of the outstanding shares of Common Stock of the Issuer. The Low Trust owns 100% of the outstanding membership interests of NLBDIT Services and may be deemed to beneficially own the shares of Common Stock held by NLBDIT Services. Nathan A. Low is the family trustee of the Low Trust and has voting and investment power over any securities owned of record or beneficially by the Low Trust. Therefore, Mr. Low may be deemed to beneficially own the shares of Common Stock held by NLBDIT Services.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2013	NLBDIT 2010 Services, LLC

	By:	/s/ Nathan A. Low
Nathan A. Low, Family Trustee of the Sole Member

The Nathan Low 2008 Irrevocable Trust

	By:	/s/ Nathan A. Low
Nathan A. Low, Family Trustee

/s/ Nathan A. Low
Nathan A. Low

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of Dutchess Holdings Corp., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 9, 2013.

NLBDIT 2010 Services, LLC

/s/ Nathan A. Low
Nathan A. Low, Family Trustee of Sole Member

The Nathan Low 2008 Irrevocable Trust

/s/ Nathan A. Low
Nathan A. Low, Family Trustee

/s/ Nathan A. Low
Nathan A. Low

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